April 23, 2019

John West
Chief Executive Officer
Personalis, Inc.
1330 O'Brien Drive
Menlo Park, CA 94025

       Re: Personalis, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 27, 2019
           CIK No. 0001527753

Dear Mr. West:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 27, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
Use of Proceeds, page 63

2. Please state the approximate amount of proceeds you intend to use for each purpose listed. See Item 504 of Regulation S-K.
 John West
FirstName LastNameJohn West
Personalis, Inc.
Comapany NamePersonalis, Inc.
April 23, 2019
April 2 2019 Page 2
Page 23,
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 77

3. We note your revenues increased 302% from 2017 to 2018. You state that this increase in revenues was primarily due to an increase in the volume of samples you tested in relation to the sequencing and data analysis services you provided to our customers. Please discuss in greater detail the underlying reasons for the material increase in revenues, such as the reasons for in the increase in the volume of samples tested. Additionally, if applicable, disclose whether the reasons for the change is a known trend that you reasonably expect will have a material favorable impact on your revenues. See Item
         303(a)(3) of Regulation S-K.
Principal Stockholders, page 148

4. Please disclose the the address for each 5% beneficial owner. See Item 403(a) of
         Regulation S-K.
Note 2   Summary of Significant Accounting Policies
Fair Value of Common Stock, page F-13

5. We may have additional comments on your accounting for equity issuances including the stock options and other share-based compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.
Note 3 - Revenues
Contract Assets and Liabilities, page F-16

6. We note that you received large amounts of deposits from customers in each of the years presented and that the balances of your contract liabilities have grown from $5.6 million as of January 1, 2017 to $42.9 million as of December 31, 2018. We also note your disclosure on page 13, that $37.3 million of the balance at December 31, 2018 relates to one customer. Please address the following points:
           Tell us how you considered the guidance in ASC paragraphs 606-10-32-15 through 19 in determining the transaction price in these contracts and whether a significant financing component exists.
           Explain to us the substantive business purpose of the large advance payments.
           Tell us how you considered disclosing the growing balances as a potential trend that may impact your cash from operations in future periods in your discussion of liquidity and capital resources.
 John West
Personalis, Inc.
April 23, 2019
Page 3
Undertakings, page II-4

7. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
       Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
       430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
Exhibits

8. Please file the Convertible Promissory Note agreements identified on page 146 as exhibits. See Item 601(b)(10) of Regulation S-K.
       You may contact James Giugliano at 202-551-3319 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

FirstName LastNameJohn West                                  Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NamePersonalis, Inc.
                                                             Mining
April 23, 2019 Page 3
cc:       Peter Mandel
FirstName LastName